Jaguar Global Growth Corporation I
3225 Franklin Avenue, Suite 309

Miami, FL 33133

January 4, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Jaguar Global Growth Corporation I Registration Statement on Form S-1

File No. 333-260483

Dear Mr. Ecker:

Reference is made to our letter, filed as correspondence via EDGAR on January 4, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, January 5, 2022, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date of Wednesday, January 5, 2022.

Please contact Joy K. Gallup of Paul Hastings LLP, counsel to the Company, at (212) 318-6542, if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Anthony R. Page
Anthony R. Page
Chief Financial Officer

[Signature Page to Acceleration Request Withdrawal]